UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.

(Name of Issuer)

Ordinary shares, nominal value €1 each

(Title of Class of Securities)

737273102

(CUSIP Number)

Hugo Moredo Santos

Av. Duarte Pacheco, 26

1070-110 Lisbon, Portugal

+351 21 311 3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2007

(Date of Event which Requires Filing of this Statement)

With a copy to:

Helena Vaz Pinto

Av. Duarte Pacheco, 26

1070-110 Lisbon, Portugal

+351 21 311 3400

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ongoing Strategy Investments - SGPS, S.A. 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 60,404,969 Ordinary Shares*
8. Shared Voting Power 0
9. Sole Dispositive Power 60,404,969 Ordinary Shares*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,404,969 Ordinary Shares*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 5.4% of Ordinary Shares*
14.	Type of Reporting Person HC

*	37,804,969 of such Ordinary Shares, constituting 3.3% of Portugal Telecom, SGPS, S.A.’s outstanding Ordinary Shares, are held in the name of Insight Strategy Investments - SGPS, S.A., a 99.99%-owned subsidiary of Ongoing Strategic Investments - SGPS, S.A.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Isabel Maria Alves Rocha dos Santos 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 60,404,969 Ordinary Shares
8. Shared Voting Power 0
9. Sole Dispositive Power 60,404,969 Ordinary Shares
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,404,969 Ordinary Shares
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 5.4% of Ordinary Shares
14.	Type of Reporting Person IN

Item 1.	Security and Issuer.

This statement of beneficial ownership on Schedule 13D is filed with respect to the ordinary shares, nominal value €1 each (the “Ordinary Shares”), of Portugal Telecom, SGPS, S.A. (“PT”). The principal executive offices of PT are located at Av. Fontes Pereira de Melo, 40, 1069 - 300 Lisboa, Portugal.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Ongoing Strategy Investments - SGPS, S.A. (“OSI”);

(ii)	Ms. Isabel Maria Alves Rocha dos Santos (“Ms. Rocha dos Santos”).

The agreement between the Reporting Persons relating to the joint filing of this Statement is attached hereto as Exhibit 99.1.

The Reporting Persons

OSI is a Portuguese company, with its principal place of business at Av. Duarte Pacheco, Torre 2, Piso 3, 1070-102 Lisbon, Portugal. The principal business of OSI is that of a holding company. OSI is the 99.99% shareholder of Insight Strategic Investments - SGPS, S.A., a Portuguese company (“ISI”), and may be deemed to be the beneficial owner of Ordinary Shares held for the account of ISI.

Ms. Rocha dos Santos is a citizen of the Portuguese Republic, with a business address at Avenida da República, No. 1910, Quinta Patiño, Alcabideche, Cascais, Portugal. Ms. Rocha dos Santos is the 99.99% owner of OSI, and may be deemed to be the beneficial owner of Ordinary Shares held for the account of OSI or ISI.

During the past five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

OSI intends to make payments for the Ordinary Shares described in Item 6 either through working capital or bank financing, but reserve the right to obtain the necessary funds from an alternate source. Funds used by ISI to purchase the Ordinary Shares described in Item 5 were from a €375,000,000.00 financing agreement with Banco Comercial Português, S.A.

Item 4.	Purpose of Transaction.

The Reporting Persons are increasing their ownership of Ordinary Shares to increase their influence over the corporate actions to be taken by PT but reserves the right, from time to time, to change their plans or intentions and take any and all actions that they deem appropriate to maximize the value of their investment in PT.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to be the direct or indirect beneficial owner of an aggregate of 60,404,969 of Ordinary Shares.

(b) Each of the Reporting Persons may be deemed to have sole voting power to direct the voting and disposition of an aggregate of 60,404,969 Ordinary Shares.

(c) On March 6, 2007 (the “March 6 Transaction”), ISI acquired 3,345,762 Ordinary Shares for an average price per share of €9.64. Added to its holdings of Ordinary Shares prior to the March 6 Transaction, ISI held an aggregate of 24,453,896 Ordinary Shares, or 2.2% of the outstanding share capital, of PT. On March 9, 2007 (the “March 9 Transaction”), ISI acquired an additional 4,735,178 Ordinary Shares for an average price per share of €9.81. The aforementioned acquisitions were made in market purchases executed on the EURONEXT Lisbon stock exchange. Added to its holdings of Ordinary Shares prior to the March 9 Transaction, ISI held an aggregate of 37,804,969 Ordinary Shares, or 3.3% of the outstanding share capital of PT.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 21, 2006, OSI entered into a 2002 master agreement and schedule thereto published by the International Swaps and Derivatives Association, Inc., together with a master confirmation (the “Swap Agreement”) with Credit Suisse International (the “Counterparty”) relating to certain share forward transactions in respect of Ordinary Shares (each a “Swap Transaction”). On July 26, 2006, a trade was made with the Counterparty under a Swap Transaction by which OSI received 22,560,000 Ordinary Shares. For each Swap Transaction, OSI will make all payments due in respect of the Ordinary Shares by the earlier of (i) July 28, 2009 and (ii) the date specified as a “Valuation Date” in a notice from OSI to the Counterparty, provided that such Valuation Date is no earlier than 15 business days after the effective date of such notice. At the time of such election OSI may either make payments due under the Swap Transactions to the Counterparty, or deliver Ordinary Shares in lieu of payment.

The preceding summary of the Swap Transaction is not intended to be complete and is qualified in its entirety by reference to the full text of the master confirmation to the Swap Agreement, a conformed copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The Index of Exhibits attached hereto is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: March 30, 2007	ONGOING STRATEGY INVESTMENTS - SGPS, S.A.

	By:	/s/ Nuno Vasconcellos
	Name:	Nuno Vasconcellos
	Title:	Chairman & CEO

Date: March 30, 2007	ISABEL MARIA ALVES ROCHA DOS SANTOS

	By:	/s/ Isabel Rocha dos Santos
	Name:	Isabel Maria Alves Rocha dos Santos

Index of Exhibits

Exhibit 99.1	Joint Filing Agreement, dated March 28, 2007, between Ongoing Strategy Investments - SGPS, S.A., and Ms. Isabel Maria Alves Rocha dos Santos.

Exhibit 99.2	Master Confirmation, dated 26 July 2006, between Credit Suisse International and Ongoing Strategy Investments - SGPS, S.A.